Filer: Putnam New Opportunities Fund

Subject Company: Putnam Vista Fund (File No. 811-01561)

[Letterhead of John A. Hill]

July 2010

Dear Putnam Shareholder:

I am writing with some important information about Putnam Vista Fund. Putnam Management has proposed, and your fund’s Board of Trustees has approved, merging this fund into Putnam New Opportunities Fund, a growth fund with the flexibility to invest in small, midsize, and large companies. While the Trustees have approved the merger, it also requires approval from fund shareholders. You will receive proxy materials requesting your vote on the merger in late July.

The merger of your fund is designed to increase the investment opportunities available to the portfolio manager. Putnam believes shareholders will be well served by the manager’s ability to invest in companies of any size, with access to the extensive resources of Putnam’s equity research department, which includes analysts who cover large-, mid-, and small-cap stocks. The fund may be better positioned to deliver strong long-term performance without the constraint of investing primarily in midsize companies. In addition, we expect that your expenses would be reduced as a result of the combined fund’s larger asset base. The combined fund would continue to be managed by Robert Brookby, who is the Portfolio Manager of both funds.

Before the proposed merger, on September 1, 2010, the name of Putnam New Opportunities Fund will change to Putnam Multi-Cap Growth Fund to better reflect its investment strategy. We expect to close Putnam Vista Fund to new accounts on or about July 15, 2010, and, if it is approved by shareholders, to complete the merger by late September. A prospectus supplement with additional details relating to the proposed merger is included with this letter.

Putnam is continually assessing its lineup of mutual funds to ensure that investors and their advisors have the options they need to create diversified portfolios. We believe this change is in the best interests of shareholders, and we encourage you to vote promptly after receiving your proxy materials. In the meantime, if you have any questions about these changes or your Putnam account, please call Putnam toll-free at 1-800-225-1581. Thank you for investing with Putnam.

Sincerely,

[John A. Hill Signature]

This document is not an offer to sell shares of any fund, nor is it a solicitation of an offer to buy shares or of any proxy. For more information relating to Putnam Investments, Putnam Vista Fund, Putnam New Opportunities Fund (effective September 1, 2010, Putnam Multi-Cap Growth Fund), the Trustees of the Putnam Funds, and their shareholdings in the funds, or to receive a free copy of a prospectus/proxy statement relating to the proposed merger of Putnam Vista Fund into Putnam New Opportunities Fund (effective September 1, 2010, Putnam Multi-Cap Growth Fund) once a registration statement relating to the proposed merger has been filed with the SEC and becomes effective, please call 1-800-225-1581. Free copies of such materials can also be found on the SEC’s website (http://www.sec.gov). Please read the prospectus/proxy statement when it becomes available because it contains important information.

Prospectus Supplement	June 30, 2010

PUTNAM VISTA FUND Prospectus dated November 30, 2009

Putnam Investment Management, LLC (“Putnam Management”), the fund’s investment manager, has recommended, and the fund’s Board of Trustees has approved, the merger of Putnam Vista Fund into Putnam New Opportunities Fund, a growth-style equity fund which seeks long-term capital appreciation and which may invest in companies of any size. Effective September 1, 2010, Putnam New Opportunities Fund will be re-named Putnam Multi-Cap Growth Fund to better reflect the fund’s investment strategy.

Putnam Management has recommended the merger because it believes that it is in the best interests of shareholders of Putnam Vista Fund to be invested in a fund with more flexibility to invest in attractive companies regardless of capitalization size. Putnam Management believes that this flexibility may increase the likelihood of delivering strong investment performance over the long-term. In addition, after the merger, Putnam Vista Fund shareholders would be invested in a larger fund with a lower expense ratio.

Completion of the merger is subject to a number of conditions, including approval by shareholders of Putnam Vista Fund. It is currently expected that shareholders of Putnam Vista Fund will receive a joint prospectus/proxy statement soliciting their vote with respect to the proposed merger in late July 2010. The merger is currently expected to occur in late September 2010, but no later than December 31, 2010, following consideration of the proposed merger at a special meeting of shareholders of Putnam Vista Fund currently scheduled for September 15, 2010. The shareholder meeting may be adjourned to a later date.

The merger will be effected at the relative net asset value of the funds as of the close of business on the business day immediately before the merger. Shares of each class of Putnam Vista Fund will, in effect, be converted into shares of the same class of Putnam Multi-Cap Growth Fund with the same aggregate net asset value. The merger is expected to be tax-free to shareholders of Putnam Vista Fund, although the merger may have certain tax consequences, including a reduction in capital loss carryforwards available to offset capital gains after the merger, as will be described further in the prospectus/proxy statement.

To align the portfolios of Putnam Vista Fund and Putnam Multi-Cap Growth Fund, Putnam Management expects to sell certain of Putnam Vista Fund’s portfolio securities before the merger. These sales, which will not occur before shareholders approve the proposed merger, will result in brokerage commissions and other transaction costs, and may result in the realization of capital gains that would be distributed to shareholders as taxable distributions.

Putnam Vista Fund will be closed to new accounts on or about July 15, 2010. For more information about Putnam New Opportunities Fund, please visit the Individual Investors’ section of www.putnam.com or call 1-800-225-1581 for a prospectus.

This document is not an offer to sell shares of Putnam New Opportunities Fund, nor is it a solicitation of an offer to buy any such shares or of any proxy. For more information relating to Putnam Investments, Putnam Vista Fund, Putnam New Opportunities Fund (effective

September 1, 2010, Putnam Multi-Cap Growth Fund), the Trustees of the Putnam Funds, and their shareholdings in the funds, or to receive a free copy of a prospectus/proxy statement relating to the proposed merger of Putnam Vista Fund into Putnam New Opportunities Fund (effective September 1, 2010, Putnam Multi-Cap Growth Fund) once a registration statement relating to the proposed merger has been filed with the SEC and becomes effective, please call 1-800-225-1581. Free copies of such materials can also be found on the SEC’s website (http://www.sec.gov). Please read the prospectus/proxy statement when it becomes available because it contains important information.

PUTNAM INVESTMENTS	262573-6/10